

August 8, 2014

Via E-mail
David S. Jones
President
IIM Global Corporation
160 E. Lake Brantley Drive
Longwood, FL 32779

> **Re: IIM Global Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 22, 2014**
> **File No. 333-193924**

Dear Mr. Jones:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 16, 2014.

Executive Compensation

Remuneration of Officers: Summary Compensation Table, page 27

1. We note your response to prior comment 10. Instruction 2 to Item 402(n)(2)(iii) and (iv) of Regulation S-K requires the amount of salary foregone at the election of a named executive officer under which stock, equity-based or other forms of non-cash compensation instead have been received by the named executive officer to be included in the salary column. Please revise to remove the $25,000 from the stock awards column for Mr. Jones and include the amount of foregone salary in the salary column for him and add a footnote to explain that the salary was not provided in cash but was in the form of stock.

2. We note your response to prior comment 11. Please revise to include a concise textual description of the transactions relating to the compensation of your executives that substantially reflects the information provided in your response letter dated June 26, 2014.

David S. Jones
IIM Global Corporation
August 8, 2014
Page 2

If you have any questions regarding these comments, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3462. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
       Anthony Patel, Esq.
       Cassidy & Associates